ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

August 9, 2018

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File No. 33-19228) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on July 25, 2018 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 15, 2018 (the “Registration Statement”) for the purpose of adding Calamos Short-Term Bond Fund (the “Fund”) as a new series of the Registrant. Your comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. Please explain supplementally why the expense limitation referenced in footnote 3 of the Annual Fund Operating Expenses table is not terminable by either party.

Response. The expense limitation is not terminable by either party such that investors can rely on the expense limitation being in place for the term stated in the prospectus.

2.

Comment. With regard to the Fund’s investments in investment grade debt securities included in the Fund’s 80% policy, please confirm if investment grade debt securities are equivalent to “bond” in the Fund’s name.

Response. The Registrant confirms that the term “investment grade debt securities” is equivalent to the term “bond” in the fund’s name.

3.	Comment. Please explain the meaning of the phrase “other securities believed to have debt-like characteristics” in the first paragraph of the “Principal Investment Strategies” section.

Response. The Registrant has revised the disclosure as follows:

“The debt securities in which the Fund may invest include, among others, obligations of U.S., state, and local governments, their agencies and instrumentalities; mortgage- and asset-backed debt securities (including TBAs); corporate debt securities, repurchase agreements, convertible securities, money market instruments, Treasury Bills, and other securities believed to have debt-like characteristics (such as preferred securities and corporate loans and related assignments and participations).”

4.

Comment. With regard to the Fund’s ability to invest up to 20% of its net assets in below investment grade debt securities, please specify the kinds of securities rated or determined to be below investment grade debt securities in which the Fund may invest.

Response. The Registrant has revised the disclosure as follows:

The Fund may invest up to 20% of its net assets in below investment grade debt securities (which are sometimes referred to as high yield or “junk” bonds), which include bonds, bank loans and preferred securities. Junk bonds are securities rated BB or lower by S&P, or Ba or lower by Moody’s or securities that are not rated but are considered by the Fund’s investment adviser to be of similar quality. The Fund may not acquire debt securities that are rated lower than C.

5.

Comment. With regard to the sections captioned “Principal Investment Strategies” and “Principal Investment Risks,” please reconcile the disclosure provided in response to Item 4 and Item 9 of Form N-1A with respect to Derivatives Risk, Emerging Markets Risk and Other Investment Company Risk.

Response. The Registrant has revised the disclosure accordingly.

6.

Comment. With regard to the Fund’s ability to invest up to 20% in emerging markets securities, please explain supplementally how much the Fund expects to invest in distressed issuers, and, if known, what percentage of this investment may include Russian banks.

Response. The Fund may invest up to 20% of its net assets in emerging markets and up to 5% of its net assets in distressed securities. As of the date hereof, the Fund’s investment in distressed securities is expected to be negligible (i.e., less than 1% of net assets) and such investments will not include Russian banks.

7.

Comment. With regard to the section captioned “Additional Information About Investment Strategies and Related Risks,” please reconcile the disclosure provided in response to Item 4 and Item 9 of Form N-1A to add disclosure for Derivatives Risk, Emerging Markets Risk and Other Investment Company Risk.

Response. The Registrant has revised the disclosure accordingly.

8.

Comment. Please revise the term “bespoke” in the “Additional Information About Investment Strategies and Related Risks” section in a manner that complies with the plain English requirements of Rule 421(d) under the Securities Act.

Response. The Registrant has revised the disclosure to read: “Structured notes are fixed-income debentures linked to equity and the structured notes invested in by the Fund will not be customized for the Fund.”

9.

Comment. Please acknowledge that the Commission has proposed Rule 18f-4 under the Investment Company Act of 1940, as amended that may substantially limit the ability of registered investment funds to invest in derivatives and other senior securities, including total return swaps. Please also acknowledge that the Funds’ ability to invest in such securities may be impacted if the Commission’s proposal becomes effective.

Response. The Registrant so acknowledges.

10.	Comment. If the Fund will write credit default swaps, please confirm that the Fund will segregate the full notional amount to cover such credit default swap obligations.

Response. The Registrant so acknowledges.

11.	Comment. Please explain supplementally how the Fund values derivative instruments for the purpose of the Fund’s 80% policy.

Response. The Fund values derivative instruments consistent with the Fund’s Procedures for Valuation of Portfolio Securities for the purpose of the Fund’s 80% policy.

12.	Comment. Please consider clarifying the principal risks table with regard to the Fund.

Response. The Registrant has removed the table and retained the narrative disclosure.

13.	Comment. Please reconcile the narrative disclosure of the principal risks and the principal risks table with respect to Market Disruption Risk.

Response. The narrative disclosure captioned “Market Disruption Risk” has been retained and the table has been deleted.

14.	Comment. In accordance with Item 16(c)(1) of Form N-1A, please clarify the Fund’s policy with regard to industry concentration.

Response. With regard to the Fund’s fundamental policy regarding concentration, the Registrant notes that the Fund will not invest more than 25% of its total assets (taken at market value at the time of a particular purchase) in the securities of issuers in any particular industry or group of industries, except that this restriction does not apply to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The Fund takes the position, with respect to concentration in any particular industry or group of industries under the fundamental policy, that agency mortgage-backed securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, non-agency residential mortgage-backed securities, commercial mortgage-backed securities, collateralized mortgage obligations, or any asset-backed securities do not represent interests in any particular industry or group of industries and the fundamental policy is not a limitation on the ability of the Fund to purchase any such securities in any amount. The Registrant has clarified the policy in the SAI accordingly.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

RR/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Tammie Lee, Esq., Assistant Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

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